UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 4

SUCAMPO PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

864909106

(CUSIP Number)

DECEMBER 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.  ☐

CUSIP No.: 864909106

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person S&R TECHNOLOGY HOLDINGS, LLC 52-2242847
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 25,650,647
(6) Shared Voting Power 0
(7) Sole Dispositive Power 25,650,647
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 25,650,647
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 61.2%
(12)	Type of Reporting Person OO

Item 1	(a).	Name of Issuer

SUCAMPO PHARMACEUTICALS, INC.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

4520 EAST-WEST HIGHWAY SUITE 300 BETHESDA, MD 20814

Item 2	(a).	Name of Person Filing

S&R TECHNOLOGY HOLDINGS, LLC

Item 2	(b).	Address of Principal Business Office or, if none, Residence

7501 WISCONSIN AVENUE SUITE 600E BETHESDA, MD 20814-6519

Item 2	(c).	Citizenship

DELAWARE

Item 2	(d).	Title of Class of Securities

CLASS A COMMON STOCK

Item 2	(e).	CUSIP No.

864909106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

NOT APPLICABLE

Item 4.	Ownership

(a) Amount beneficially owned:

25,650,647

(b) Percent of class:

61.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

25,650,647

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

25,650,647

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013	S&R TECHNOLOGY HOLDINGS, LLC

	By:	/s/ Kei Tolliver
	Name:	Kei Tolliver
Executive Vice President

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